

UNITED STATES   SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549



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16003082

NNUAL AUDITED REPORT
ORM X-17A-5   PART
III

SEC FILE NUMBER
8-66201

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____**01/01/2015**_____ AND ENDING _____**12/31/2015**_____
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **LAZARD ASSET MANAGEMENT SECURITIES LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

30 Rockefeller Plaza, 55TH Floor

FIRM I.D. NO.

(No. and street)

New York   **New York**   **10112**
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert M. Massaroni   **212-632-2654**
                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                       (Name – *if individual, state last, first, middle name*)

30 Rockefeller Plaza   **New York**   **NY**   **10112**
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☼ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

AFFIRMATION

I, Robert M. Massaroni, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Lazard Asset Management Securities LLC, as of and for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Finance Director, Financial and Operations Principal

State of New York
County of New York
Sworn to before me this 23 day of _____Feb_____ 2016.

_____
Notary Public

LAZARD ASSET MANAGEMENT SECURITIES LLC

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Lazard Asset Management Securities LLC:

We have audited the accompanying statement of financial condition of Lazard Asset Management Securities LLC (the "Company") as of December 31, 2015, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Lazard Asset Management Securities LLC as of December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 23, 2016

LAZARD ASSET MANAGEMENT SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

CASH	$ 3,861,651
RESTRICTED CASH	100,000
DISTRIBUTION FEES RECEIVABLE	1,146,102
PREPAID EXPENSES	384,301
RECEIVABLE FROM PARENT	4,116
TOTAL ASSETS	$ 5,496,170

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Distribution fees payable	$ 2,114,960
Accrued expenses	54,787
Total liabilities	2,169,747
MEMBER'S EQUITY	3,326,423
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 5,496,170

See notes to statement of financial condition

LAZARD ASSET MANAGEMENT SECURITIES LLC

**NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015**

1. **ORGANIZATION**

    Lazard Asset Management Securities LLC (the "Company") was organized in the state of Delaware as a limited liability company on May 1, 2003, and commenced operations on April 1, 2004. The Company is a wholly-owned subsidiary of Lazard Asset Management LLC (the "Parent"), a wholly-owned subsidiary of Lazard Frères & Co. LLC. The Parent is the sole member of the Company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a member of the National Futures Association ("NFA") and is registered with the Commodities and Futures Trading Commission ("CFTC") as an Introducing Broker. The Company acts primarily as a distributor of the Parent's mutual funds and as a placement agent for the Parent's private investment funds. The Company also acts as an introducing broker on behalf of certain customer accounts through a fully disclosed clearing agreement with Pershing LLC ("Pershing").

2. **SIGNIFICANT ACCOUNTING POLICIES**

    Basis of Presentation — The statement of financial condition is prepared in conformity with the accounting principles generally accepted in the United States of America ("U.S. GAAP").

    Use of Estimates — The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities as of the date of the statement of financial condition. Estimates, by their nature, are based on judgment and available information. Actual results could differ from the estimates.

    Accounting estimates reflected in the statement of financial condition include accruals for distribution fees, professional fees, and expenses allocated from the Parent.

    Cash and Cash Equivalents — The Company defines cash equivalents as short-term, highly liquid securities and cash deposits with original maturities of 90 days or less when purchased. As of December 31, 2015, no cash equivalents were held by the Company.

    The Company maintains substantially all cash at one major financial institution, which exceeds the FDIC insured amount.

    Restricted Cash — The Company maintains a balance on deposit in a restricted cash account as required by the fully disclosed clearing agreement with Pershing.

    Distribution Fees — Pursuant to distribution agreements, the Company acts as the principal underwriter for the open class shares of the Portfolios of The Lazard Funds, Inc., service class shares of the Portfolios of Lazard Retirement Series, Inc., and shares of certain Lazard Alternative Investment Trusts, (collectively, the "Funds"). The Company earns distribution fee revenue equal to 0.25% of the average daily net assets of the Funds. The Company also recognizes distribution fee expense related to costs incurred with third party distributors who sell shares of the Funds to investors. Distribution fees receivable and distributions fees payable represent those fees which are receivable from the Funds and those fees which are payable to third party brokers as of December 31, 2015, respectively.

Reimbursement for Out of Pocket Expenses — The Company is reimbursed for out of pocket custody related expenses that are paid to Pershing on behalf of its customers.

Prepaid Expenses — Prepaid expenses primarily consist of regulatory registration fees. Such expenses are amortized over a fixed period of time as the benefit is received.

Fair Value of Financial Assets and Liabilities — Financial assets and liabilities, such as cash, are recorded at fair value or carrying amounts that approximate fair value.

3. **INCOME TAXES**

As a single member LLC, the Company is a disregarded entity for U.S. federal, state and local income tax purposes. Accordingly, there is no provision for income taxes.

The Company recognizes the tax benefits of any uncertain tax positions only when the position is "more likely than not" to be sustained assuming examination by tax authorities, including resolutions of any related appeals or litigation processes, based on the technical merits. The Company reviews and evaluates tax positions in its major jurisdictions (where the Company is organized or registered to do business) and determines whether or not there are uncertain tax positions that require financial statement recognition. As of December 31, 2015, no reserves for uncertain tax positions were required to be recorded. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. As a result, no income tax liability has been recorded in the accompanying statement of financial condition.

4. **NET CAPITAL REQUIREMENTS**

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "Act") and, as such, must comply with the rules and regulations thereunder. Pursuant to the net capital provisions of Rule 15c3-1 under the Act, the Company is required to maintain minimum net capital equal to the greater of $50,000 or 6-2/3% of aggregate indebtedness. In addition, the ratio of aggregate indebtedness to net capital may not exceed 15:1. As of December 31, 2015, the Company's net capital and minimum net capital required were $1,791,904 and $144,650, respectively. The Company's aggregate indebtedness to net capital ratio was 1.21:1 as of December 31, 2015.

The Company has entered into an agreement with Pershing LLC ("Pershing"), its clearing broker, which allows the Company to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in the proprietary account of a correspondent (commonly referred to as a "PAIB") and to permit the correspondent to use PAIB in its capital computations.

5. COMMISSIONS AND CLEARING FEES

Pershing acts as the clearing broker on behalf of the Company's customers' accounts through a fully disclosed clearing agreement with the Company. Pershing is responsible for carrying and clearing transactions, executing orders for the purchase or sale of securities, and monitoring customer accounts to ensure they comply with applicable rules and requirements.

In addition, Pershing executes orders for the purchase or sale of securities on behalf of the customers of the Company, resulting in commissions due to the Company. Commissions are settled on a monthly basis.

The Company does not hold customer securities or customer funds.

6. RELATED PARTY TRANSACTIONS

Parent Company Allocation — The Company receives services from its Parent, which provides the use of its employees, facilities and other assets. Expenses incurred by the Parent that are directly related to the Company's distribution activities are specifically allocated to the Company, and other shared costs such as employees, facilities, and other assets are allocated to the Company based on revenues.

Reimbursement From Parent — The Company is reimbursed by its Parent for all operating expenses including the allocated costs noted above. Such reimbursement excludes distribution fee and clearing expenses, as well as those expenses otherwise being reimbursed. As of December 31, 2015, the Company's receivable from parent related to such reimbursement was $4,116.

Distribution Fees — The Company serves as distributor for certain affiliated investment companies and earns distribution fee revenue for providing such services. Distribution fees earned relating to such services are described in Note 2 to the statement of financial condition. The Company's distribution fees receivable as of December 31, 2015 was $1,146,102.

7. SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date of issuance of the statement of financial condition. Based on such evaluation, no events were discovered that required disclosure or adjustment to the statement of financial condition.

* * * * * *

LAZARD ASSET MANAGEMENT SECURITIES LLC

(SEC I.D. No. 8-66201)

STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2015
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to
Rule 17a-5(e)(3) under the Securities Exchange Act
of 1934 as a **PUBLIC DOCUMENT**.



LAZARD
ASSET MANAGEMENT

February 24, 2016

Sir/Madam
Securities and Exchange Commission
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Dear Sir/Madam:

In order that we may comply with your filing requirements, I enclose the following reports:

2 copies   Exemption Reports

2 copies   Confidential Audit Reports

2 copies   Public Audit Reports

1 copy   SIPC AUP

Sincerely,

Robert M. Massaroni
FINOP – Lazard Asset Management Securities LLC
Director – Lazard Asset Management LLC

Enclosures

Affiliated with Lazard Asset Management Securities LLC

30 Rockefeller Plaza
New York, NY 10112